Exhibit 77D – Policies with respect to securities investments

On November 24, 2008, the Board of Directors (the “Board”) of the Registrant approved two changes in the non-fundamental investment policies of the U.S. Treasury Money Market Fund, which also changed its name to
Sentinel Government Money Market Fund. First, the Board approved a change from the Fund’s current policy of investing, under normal circumstances, at least 80% of its net assets in U.S. Treasury securities, to a policy of investing, under normal circumstances, at least 80% of its net assets in securities of the U.S. Treasury or U.S.
government agencies or instrumentalities. Second, the Board approved a change from the Fund’s current policy under which it may not invest more than 10% of its total assets in shares of institutional money market funds, and only if they invest primarily in securities of the U.S. Treasury, U.S. government agencies and instrumentalities and repurchase agreements with respect to such securities, to a policy under which the Fund may not invest more than 25% of its total assets in such securities. The changes will be effective 60 days after written notice of the changes has been provided to Fund shareholders.

On June 5, 2008, the Board of Directors of the Registrant approved an increase from 35% to 45% in the maximum percentage of the Conservative Allocation Fund's total assets that may be invested in bonds rated below investment grade (e.g., rated below BBB by Standard & Poor's or below Baa by Moody's) or which are unrated but considered to be of comparable credit quality by Sentinel. This modification took effect on August
26, 2008.